EXHIBIT  12.1

Team Financial, Inc.

Computation of Ratio of Earnings to Fixed Charges And Preferred Dividends

	At or for the years ended December 31,
	2001	2000	1999	1998	1997
	(Dollars in thousands, Except Per Share Data)
Net income	$3,534	$3,193	$3,169	$2,344	$2,214
Add:
Net occupancy expense	$2,312	$2,138	$1,782	$1,805	$1,668
Interest expense, including interest on deposits	20,557	22,247	16,823	16,573	12,887
Combined fixed charges and preference security dividends including interest on deposits	22,869	24,385	18,605	18,378	14,555
Net income as adjusted	26,403	27,578	21,774	20,722	16,769
Ratio of earnings to combined fixed charges and preference security dividends including interest on deposits	115%	113%	117%	113%	115%

Net income	$3,534	$3,193	$3,169	$2,344	$2,214
Add:
Net occupancy expense	2,312	2,138	1,782	1,805	1,668
Interest expense, excluding interest on deposits	3,459	2,898	1,577	1,238	524
Combined fixed charges and preference security dividends excluding interest on deposits	5,771	5,036	3,359	3,043	2,192
Net income as adjusted	9,305	8,229	6,528	5,387	4,406
Ratio of earnings to combined fixed charges and preference security dividends excluding interest on deposits	161%	163%	194%	177%	201%